FOR IMMEDIATE RELEASE                                                                                                                                                                                                                               NEWS RELEASE

CanAlaska Uranium Appoints Chief Financial Officer

Vancouver, Canada,  April 6th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to announce that Mr. Ram Ramachandran, C.A. has been appointed Chief Financial Officer.

Mr. Ramachandran possesses over 25 years of financial reporting experience in a multitude of capacities.  For over 10 years he has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms.

Mr. Ramachandran’s contributions to the capital markets include authoring and launching the "Canadian Securities Reporter", a proprietary public company subscription service.  He previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a principal in the national office of an international accounting firm.

Mr. Ramachandran was also a member of the OSC’s Continuous Disclosure Advisory Committee (2004-2006) and has completed the IFRS Certification program offered by the Institute of Chartered Accountants in England & Wales.  He originally qualified as a Chartered Accountant in England & Wales and subsequently became a C.A. in Ontario in 1984.

Mr. Ramachandran replaces Mr. Joseph Bowes.  Mr. Bowes had been active in the development of CanAlaska’s corporate growth, but has resigned to pursue personal interests.  The Company wishes him well in his future endeavours.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Japanese conglomerate Mitsubishi Corporation has provided the Company C$11 mil. in exploration funding to earn a 50% ownership interest in the West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd., in which the Korean Consortium presently holds a 40.6% ownership interest.  Other Company projects in the Athabasca Basin scheduled for drill testing during this winter 2010 season include McTavish, Collins Bay Extension and Helmer.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

April 6th, 2010